Exhibit 21.1

Subsidiaries of Evolent Health, Inc.

Legal Name	Jurisdiction of Organization
Evolent Health LLC	Delaware
Valence Health, LLC	Delaware
Aldera Holdings, LLC	Delaware
Evolent Assurance Solutions, LLC	Vermont